Extended No Lapse           In this rider "we", "our" and "us" mean MONY Life
Guarantee Rider             Insurance Company of America. "You" and "your" mean
                            the owner of the policy at the time an owner's right is exercised.

EFFECTIVE DATE OF THIS RIDER. This rider is effective on the Register Date of this policy.

THIS RIDER'S BENEFIT. This rider will prevent this policy from lapsing at the beginning of a policy month provided that all of the following conditions are met:
a) this rider has not terminated; and
b) the sum of premium payments, accumulated at the Extended No Lapse Guarantee Accumulation Rate, if any, shown in the "Policy Information" section of the policy, less any partial withdrawals, accumulated at the Extended No Lapse Guarantee Accumulation Rate, if any, is at least equal to the sum of the monthly Extended No Lapse Guarantee Premiums and guarantee premiums for any additional benefit riders shown in the "Table Of Guarantee Premiums" in the "Policy Information" section of this policy, accumulated at the Extended No Lapse Guarantee Accumulation Rate, if any, from the Register Date of the policy up to that month; and
c) the death benefit option has always been Option A since the policy was issued; and
d) any outstanding policy loan and accrued loan interest does not exceed the Policy Account Value.

If the Net Policy Account Value at the beginning of the policy month is not sufficient to cover the total monthly deductions for that month and this policy would otherwise go into default, but the above conditions are met, this policy will not be in default and we will take monthly deductions up to the amount in the Policy Account; see the "Grace Period" provision of this policy.

The Extended No Lapse Guarantee Premiums for basic life insurance benefits and the guarantee premiums for any additional benefit riders are shown in the "Table Of Guarantee Premiums" in the "Policy Information" section of this policy. Certain policy changes after issue will change the Extended No Lapse Guarantee Premiums but they will not change the guarantee period.

FUND ALLOCATIONS. While this rider is part of this policy, the following fund allocation restrictions will apply:

a) only our Guaranteed Interest Account (GIA) and certain funds of our Separate Account (SA) are available as investment options, as noted in the application, the prospectus, and any prospectus supplement for this policy.
b) the premium allocation percentage for the unloaned portion of our GIA may not exceed the percentage for this rider shown in the "Policy Information" section of this policy.
c) net premiums allocated to our GIA will be limited to an amount (which may be zero) that will not result in your value in the unloaned portion of our GIA exceeding the percentage of the total unloaned Policy Account Value shown in the "Policy Information" section of this policy for this rider. Any portion of the net premium not allocated to our GIA will be allocated to our SA in proportion to any payment amounts for our SA that you have specified with that premium, or otherwise in proportion to the premium allocation percentages for our SA then in effect.
d) a transfer from your investment funds of our SA into the unloaned portion of our GIA is permitted if it would not result in your value in the unloaned portion of our GIA exceeding the percentage of the total unloaned Policy Account Value shown in the "Policy Information" section of this policy for this rider. If the value in the unloaned portion of our GIA already exceeds that percentage of the total unloaned Policy Account Value at the time of transfer request, no transfer will be permitted.
e) a partial withdrawal taken from the investment funds of our SA will be limited to an amount (which may be zero) that will not result in your value in the unloaned portion of our GIA exceeding the percentage of the total unloaned Policy Account Value shown in the "Policy Information" section of this policy for this rider. Any portion of the withdrawal not taken from our SA will be taken from the unloaned portion of our GIA.

     (i) If you tell us how much of the withdrawal is to come from your values in each of the investment funds of our SA, the total amount taken from our SA will be divided among those funds in proportion to the amounts to be withdrawn from our SA as you have specified.

     (ii) If you do not tell us or if we cannot make the withdrawal in this manner, the amount taken from our SA will be divided among all SA funds in proportion to your values in those funds.

f) loan repayments will be allocated in accordance with the "Loan Repayment" provision of this policy, except that any repayments allocated to the unloaned portion of our GIA will be limited to an amount (which may be zero) that will not result in your value in the unloaned portion of our GIA exceeding the percentage of the total unloaned Policy Account Value shown in the "Policy Information" section of this policy for this rider. Any portion of the repayment not allocated to our GIA will be allocated to our SA in proportion to any loan repayment amounts for our SA that you have specified with that loan repayment, or otherwise in proportion to the premium allocation percentages for our SA then in effect.

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g) monthly deductions, and also any loan interest not paid when due on a policy anniversary, will be taken from your values in the unloaned portion of the GIA and from your values in the investment funds of our SA based on the proportion that these values bear to the total unloaned Policy Account Value.

If any of these restrictions are changed in the future, we will notify you by prospectus supplement or other form of written communication. If this rider terminates, and this policy remains in force, the fund allocation restrictions imposed by this rider will no longer apply.

GRACE PERIOD AND RESTORING YOUR POLICY BENEFITS. While this rider is in effect, references in these policy provisions to "No Lapse Guarantee" shall be deemed to include "Extended No Lapse Guarantee" regarding periods of time, applicable premium amounts, and termination.

THE CHARGE FOR THIS RIDER. There is an Extended No Lapse Guarantee Percentage of Premium charge for this rider that is deducted from each premium paid during the Extended No Lapse Guarantee period shown in the "Policy Information" section of this policy. The amount of this charge is described in the "Table of Maximum Deductions from Premium Payments" in the "Policy Information" section of this policy. In addition, there are charges for this rider that are part of the monthly deductions from the Policy Account during the guarantee period: a monthly Extended No Lapse Guarantee per $1,000 of Face Amount charge and a monthly Extended No Lapse Guarantee Percentage of Separate Account Fund Value charge. The monthly charges for this rider are shown in the "Table of Maximum Monthly Deductions From Your Policy Account" in the "Policy Information" section of this policy. Policy changes after issue may change the charges for this rider, but they will not change the guarantee period.

WHEN THIS RIDER WILL TERMINATE. This rider will terminate on the earliest of the following dates:

a) on the date the policy ends without value at the end of a Grace Period, is given up for its Net Cash Surrender Value, or otherwise terminates;
b) on expiration of the Extended No Lapse Guarantee period shown in the "Policy Information" section of this policy;
c) on the effective date that the death benefit option is ever changed to Option B during the Extended No Lapse Guarantee period;
d) on the effective date of the election of any Paid Up Death Benefit Guarantee;
e) on the date that a new insured person is substituted for the original insured person under the terms of any Substitution of Insured rider;
f) on the date any Loan Extension endorsement becomes effective;
g) after attained age 70 of the insured person, on the effective date of a requested increase in base policy face amount during the Extended No Lapse Guarantee period.

You may also terminate this rider at any time after policy issue by asking for this in writing. The effective date of termination will be the beginning of the policy month that coincides with or next follows the date we receive your request.

Once this rider terminates for any reason, it may not be restored.

INCONTESTABILITY AND SUICIDE EXCLUSIONS. The Incontestability and Suicide Exclusion provisions of this policy also apply to this rider.

GENERAL. This rider is part of the policy. Its benefit is subject to all the terms of this rider and the policy. All provisions of the policy will continue to apply except as specifically modified by this rider.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

/s/Christopher M. Condron                /s/Karen Field Hazin
-------------------------                ---------------------
Christopher M. Condron, Chairman         Karen Field Hazin, Vice President,
of the Board, President and              Secretary and Associate General Counsel
Chief Executive Officer




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